UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42553

Baiya International Group Inc.

(Registrant’s Name)

5Q, No. 5 Golf Avenue

Guangpei Community, Guanlan Street

Longhua District, Shenzhen, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

On August 6, 2025,  we received notification from Nasdaq notifying us, for the last 30 consecutive business days, the closing bid price for our Class A ordinary shares has been below the minimum $1.00 per share required for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2). The notification has no immediate effect on the listing of our Class A ordinary shares.

Under Rule 5810(c)(3)(A), we are granted a compliance period of 180 calendar days, until February 2, 2026, to regain compliance. If at any time during this 180-day period, the closing bid price of our Class A ordinary shares is at least $1.00 for a minimum of ten consecutive business days, we will regain compliance.

In the event we do not regain compliance in the first compliance period, we may be eligible for additional 180 calendar days to regain compliance, at Nasdaq’s discretion. To qualify, we will need to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement.

We intend to actively monitor the closing bid price of our Class A ordinary shares and we are considering available options to resolve the deficiency and regain compliance with Rule 5550(a)(2).

We also received a letter from Nasdaq notifying us that for the 30 consecutive business days prior to August 6, our Market Value of Listed Securities (“MVLS”) was below the minimum of $35 million required for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(b)(2). The letter has no current effect on the listing or trading of our Class A ordinary shares on Nasdaq.

In accordance with Nasdaq listing rule 5810(c)(3)(C), we have 180 calendar days, or until February 2, 2026, to regain compliance. The letter notes that to regain compliance, our MVLS must close at or above $35 million for a minimum of ten consecutive business days during the compliance period. If we do not regain compliance by the end of the compliance period, Nasdaq staff will provide written notice to the company that the Class A Ordinary Shares are subject to delisting. At that time, we may appeal such delisting determination to a hearings panel.

As with the bid price, we are evaluating available options to resolve the deficiency and regain compliance with the MVLS requirement. While we are exercising diligent efforts to maintain the listing on Nasdaq, there can be no assurance that we will be able to regain or maintain compliance with these or other continued Nasdaq listing standards.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2025	BAIYA INTERNATIONAL GROUP INC.

	By:	/s/ Siyu Yang
Siyu Yang
Chief Executive Officer

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